SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Dividend distribution during 2017	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the Significant Event released on March 29, 2017, Telefónica, S.A. announces that, according to the shareholder remuneration policy, the Annual General Shareholders´ Meeting at its meeting held today, has agreed a dividend distribution charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2017 payable in two tranches, for each Company share issued, in circulation and carrying entitlement to this distribution on the following dates:

•	The first payment of a gross amount of 0.20 euros in cash per share will be on June 16, 2017

•	The second payment of a gross amount of 0.20 euros in cash per share will be on December 14, 2017

Both payments shall be executed by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.

The relevant dates for each of the dividend payments in the Spanish securities market will be:

	JUNE Dividend	DECEMBER Dividend
The last trading date on which the security is traded with dividend rights (last trading date )	June 13, 2017	December 11, 2017
The date from which the security is traded on the market without dividend rights (ex date )	June 14, 2017	December 12, 2017
Date of determination of the holders to be used for payment of the dividend (record date)	June 15, 2017	December 13, 2017
Date on which the dividend is paid (payment date)	June 16, 2017	December 14, 2017

Madrid, June 9, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	June 9, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors